FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Presentation of Annual and Fourth Quarter 2008 Results, Companhia Energética de Minas Gerais – CEMIG

2.	Summary of Decisions of the 456th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 27, 2009

3.	Summary of Principal Decisions of the 88th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 27, 2009

4.	Summary of Principal Decisions of the 86th Meeting of the Board of Directors, Cemig Distribuição S.A., March 27, 2009

5.	Notice to Stockholders Regarding Dividends and Increase of Registered Capital and Bonus, Companhia Energética de Minas Gerais – CEMIG, March 31, 2009

6.	Summary of Principal Decisions of the 89th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 2009

7.	Summary of Principal Decisions of the 87th Meeting of the Board of Directors, Cemig Distribuição S.A., April 17, 2009

8.	Summary of Decisions of the 457th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17, 2009

9.	Summary of Minutes of the 83rd Meeting of the Board of Directors, Cemig Distribuição S.A., January 20, 2009

10.	Summary of Minutes of the 84th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 4, 2009

11.	Summary of Minutes of the 82nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 20, 2009

12.	Summary of Minutes of the 452nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 4, 2009

13.	Summary of Minutes of the 450th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 20, 2009

14.	Material Announcement Regarding the Acquisition of Terna Participações S.A., Cemig Geração e Transmissão S.A., April 23, 2009

15.	Material Announcement Regarding the Acquisition of Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, April 23, 2009

16.	Press Release – Cemig Successfully Acquires Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, April 23, 2009

17.	Acquisition of Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, April 24, 2009

18.	Summary of the Minutes of the 449th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 29, 2008

19.	Summary of Decisions of the 458th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17–23, 2009

20.	Summary of Principal Decisions of the 90th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: April 28, 2009

1.                                       Presentation of Annual and Fourth Quarter 2008 Results, Companhia Energética de Minas Gerais – CEMIG

Successful Strategy Better Positioned to face the crisis PRESENTATION OF ANNUAL AND FOURTH QUARTER 2008 RESULTS

Some statements in this presentation constitute “forward-looking statements” as defined by the American Securities Law, and are subject to risks and uncertainties. “Forward-looking statements” are projections that may differ from final numbers and are not under our control. For a discussion of the risks and uncertainties as they relate to us, please see our 2007 Form 20F, in particular item 3, which contains “Basic Information – Risk Factors.” Disclaimer All amounts are in Brazilian GAAP (In millions of reais unless otherwise indicated) This financial information complies with CVM Instruction No. 469 of 2008, according to Law 11.638 of 2007, and with Provisional Measure No. 44908. For more details see Explanatory Note No. 2 of our Standardized Financial Statements.

A successful strategy focused on the long term assures financial solidity and maintaining results at projected levels • Growth of 8.3% in annual net income because of the business portfolio Balanced business portfolio sustains consistent growth • Revenues of Cemig GT grew 6.3% in the quarter (4Q08/4Q07) due to our commercialization strategy • Performance of the electricity market of Cemig D attenuates impact of tariff revision. Results prove strategy is effective • Captive market grew 1% over 3Q08 and 9% over 4Q07. • Participation in other companies contributed 20% to the increase in net revenues (2008/2007) 1,743 1,887 Net Income 2007 2008 EBITDA 4,062 4,099 2007 2008

Shareholders’ Equity and Dividends Shareholders’ Equity 2008 2007 Capital 2,482 2,432 Capital Reserves 3,983 4,032 Profit Reserves 2,860 1,899 Accumulated Income - 18 Funds Earmarked for Capital Increase 27 27 Total Shareholders’ Equity 9,352 8,408 Proposal for 2008 Net Income: • Dividends of R$ 944 million • Dividends per share: R$1.90 • Dividend Yield*: • Preferred Shares: 5.6% • Common Shares: 7.7% • Profit reserves: R$ 944 million • Shareholders’ Equity grew 11% Proposal of Capital Increase in R$620 million Stock Dividend of 25% Use of remaining cash to make acquisitions, according Long Term Strategic Plan * Closing Price of March 23, 2009

Investment Program Business (2) 2009(3) 2010 2011 2012 CEMIG Generation & Transmission 132.8 87.7 88.6 100.9 Generation 72.2 47.8 55.5 65.0 Transmission 33.3 7.7 10.9 13.4 Environment 6.8 11.8 4.4 4.1 Others 20.6 20.4 17.7 18.4 CEMIG Distribution 836.8 608.7 551.6 570.8 Sub-transmission 380.6 226.8 188.0 179.6 Distribution 331.1 271.0 255.0 260.6 Business (1) 2007 2008 Generation 279 206 Transmission 78 105 Distribution 861 883 Sale of Way TV (49) - (2) Values estimated as of 2009 conform with company planning at June 2009 prices. They consider basic investments to keep the distribution, generation, transmission and holding companies operating. (3) The Cresce Minas Program is included in these investments Additional investments already approved for 2009, pending ANEEL’s approval of the following acquisitions: • Increased share in TBE: R$ 494 million (Base February 2009) • Acquisition of 49% in three wind farms: R$ 213 million Environment 5.8 10.1 10.3 11.0 Others 119.2 100.7 98.3 119.7 CEMIG Holding Company 0.7 0.7 0.7 0.7 Others 0.7 0.7 0.7 0.7 Total Investments 970.2 697.0 640.9 672.4 Natural Gas and Others 16 159 Total Invested 1,185 1,353 (1) Total amounts realized during the year, considering basic investments, contributions and expansion

Corporate Governance and Managing Human Capital Sérgio Barroso takes over as Chairman of the Board of Directors • Wide experience in executive management in Brazil and internationally – CEO of Cargill do Brasil for 9 years – Management of units of Cargill in Switzerland, the Netherlands, the USA and Venezuela – Chairman of Fosfertil, Ultrafertil and Fertifos • High-level qualifications – Masters degree in International Economics from Boston University – Specialisation in Corporate Management at University of Michigan Change in structure, new Chief Officers • Creation of Gas Board energizes new business • Deputy CEO: Mr. Arlindo Porto

Finance Financial solidity sustains expansion plan, including acquisitions • Net Debt/EBITDA: 1.23 times EBITDA/Interest: 4.22 times Robust cash position optimizes financial management • Cash reaches R$ 2.2 billion: + 10.5% (2008/2007) Financial management guarantees adequate debt profile • D/D + PL = 44% • Average term of debt maturity 4.3 years • Most of the debt to be amortized in 2009 matures in the last quarter Company strategy minimized the exchange rate impact • Debt with minimum FX exposure and 70% indexed by CDI • Net FX exposure practically null due to energy sales indexed to the dollar Results of 2008 in line with Guidance • EBITDA of R$ 4.1 billion and financial projections between R$4.0 and R$4.3 billion

Moody’s gives Cemig and its subsidiaries a global Investment Grade rating – Baa3 Finance Market recognition • Cemig was selected as part of the Global Dow Index, one of three Brazilian companies, and the only company from the electricity sector in Latin America • Share performance in 2008 o CMIG4: + 5% Ibovespa Index: - 41% Electriticy Index: -10% • Share of foreign investors in the company’s capital remains unchanged Investor Relations Program in 2008 • 523 one-on-one meetings • 88 conferences • 10 congresses • 5 video conference calls

Management of contract portfolio captures the trend of higher prices with reduction of risk, in combination with long-term strategic partnerships with selected clients • The two largest sales during the year total 980 MW (average) and combined revenues of R$ 15 billion during the contractual periods • Increased business in the sugar-alcohol sector and small hydroelectric plants: 40 MW Commercialization Take or Pay contracts and commercial strategy preserve generation revenues • Low exposure of cash generation to short-term price fluctuations • Commitment with the Expansion’s plans of our selected consumers result in Energy acquisitions that reach an average of 712 MW in 2016

New Businesses and Holdings Financial discipline and technical rigor in execution of expansion strategy • Return within limits set by Board • High standards of corporate governance in the strategic partnerships • Due diligence ensures quality of assets and risk reduction Acquisition of stake in wind farms in Ceará State: • 49% stake in 3 wind farms (99.6 MW) owned by Energimp S.A (IMPSA) bought for R$ 213 million • Energy sold to Eletrobrás, within the Proinfa program Expansion of share in TBE: strategic acquisitions • We doubled our share (33.3%), for R$494 million ( Base February 2009) Controlled companies and subsidiaries as autonomous investment vehicles • Acquisition, through EATE (Cemig 49.99%), of 80% of the transmission company Lumitrans, and 80% of STC (Sistema de Transmissão Catarinense S.A.) • EBTE: building 775 km transmission line in Mato Grosso, in conjunction with EATE. Cemig’s total stake is 66%.

New Power Plants • Small hydro plant Cachoeirão (Manhuaçu River, MG) 27 MW, Dec 2008: Cemig 49% • Wind farms (CE) 99 MW, by May 2009: Cemig 49% • 5 Small hydro plants 64MW, 2010: Cemig 49% • Baguari hydro plant (Doce River, MG)140 MW, Sep 2009: Cemig 34% • Santo Antônio hydro plant - (Madeira River, RO) 3,150 MW, May 2012: Cemig 10% Expansion and Asset Management New Transmission Lines • Furnas – Pimenta: 345 kv, 75 Km, to begin operations in 2009: Cemig 49% • Charrua Nueva Temuco: 220 Kv, 205 Km, to begin operations in 2009: Cemig 49% • EBTE: 230 Kv, 775 Km, to begin operations in 2010: Cemig 65.63%

Natural Gas Gasmig • Investment totaling R$ 789 million in the next two years – Shareholders will contribute with R$300 million: – Cemig: R$ 166 million – Petrobrás: R$ 120 million – MGI: R$ 14 million – BNDES loan: R$ 294 million – Gasmig’s own funds: R$ 195 million • With this investment, sales volume will double by 2010 Gas exploration areas • Concession to explore six blocks in three states (Minas Gerais, Bahia, Rio Grande do Norte) • Concession payment of R$ 11.3 million, investment commitment of R$ 25.6 million in 5 years • Strategy: alternative sources for gas supply: for distribution, and for future thermal generation • Composition of consortium minimizes investment and operational risks – Partnerships with companies that have significant experience in exploration • Gasmig will add almost 500 km of gas pipelines by 2013 – Gas pipeline in the south of Minas Gerais; work already begun (investment: R$ 140 million) – Construction of pipeline in “Steel Valley” (Vale do Aço) starts in 2009 – investment of R$ 640 million by 2010

Operational efficiency program Goal to save R$200 million / year starting in 2010 Implementation plan under way Significant reduction in operating costs and optimization of non-operating costs Optimization of management processes Voluntary Retirement Program – PPD: began on March 11, 2008 • Ongoing, option to join is voluntary • By December 31, 2008: 486 employees had chosen this option (104 from Cemig GT, 372 from Cemig D and 10 from Cemig Holding), totaling investments of R$ 57 million  Collective Bargaining Program – ACT: 2008/2009 • Negotiation permanently released the payroll • ACT – 2008/2009 will provide symmetrical rights and benefits for the Company, its shareholders and employees

Net Income R$ 1,887 Profit sharing (R$ 370) IR and CSLL (R$ 914) Minority Shares (R$ 119) Analysis of Consolidated Results –2008 Variations over 2007 Earnings before IR, CSLL, Shares and Minority Interest R$ 3,291 Financial Result (R$ 94) Operating Income R$ 3,384 EBITDA R$ 4,099 Net Operating Revenues R$ 10,890 Operating Expenses R$ 7,506

Director Plan provides added value Financial Income Added (Consolidated Amounts) *Calculated to represent the ex-post cost of capital of the period. This is not a reference for calculating economic- financial evaluation. Indicator 2005 2006 2007 2008 ROIC 13.8% 12.3% 13.9% 13.7% Nominal WACC* 13.6% 11.4% 10.6% 11.4% Cost of third-party capital 12.4% 13.8% 11.2% 11.5% Cost of own capital* 17.3% 13.8% 13.5% 14.4% Debt / Debt + PL 40.7% 50.4% 47.2% 44.0% Financial Income % (ROIC - WACC) 0.2% 0.9% 3.3% 2.3% Average capital investment (R$ thousands) 11,794,791 13,645,889 15,557,101 16,327,457 Financial Income (R$ mil) 25,408 124,231 516,291 377,385

Robust cash position 2008 2007 Cash at the start of the period 2,066 1,402 Cash generated by operations 2,968 3,208 Net Income 1,887 1,743 Depreciation and Amortization 715 778 Suppliers 68 34 RTD - Deferred Tariff Adjustment 412 509 Other Adjustments 298 653 Financing Activity (1,397) (1,359) Financing obtained and capital increase 361 1,056 Payments on loans and financing (893) (1,855) Consolidated Cash Flow Statement Reduction of cash from operations a function of formation of regulatory assets Growth of 11% in cash at the end of the period – 2008/2007 Payment of nearly R$ 2 billion in dividends and loans does not compromise the cash situation, which continues to be comfortable Due to the cost of credit, we virtually did not seek financing in 2008 Short-term loans - 800 Interest on Own Capital and Dividends (865) (1,360) Investment Activity (1,353) (1,185) Investments outside of the Concession (90) (109) Investments inside the Concession (1,400) (1,393) Special Obligations - Consumer Contributions 137 268 Others - Acquisition of Controlled Companies - 49 Cash at the end of the period 2,284 2,066

Debt management focused on: • Lengthening term (without pressure on cash flow ) • Limiting debt to levels established in the by-laws • Reduction of cost of debt Little net financial exposure to foreign currency minimized the impact of the accentuated devaluation of the real to the dollar • Sales to free clients that are indexed to the dollar provide a natural hedge Debt profile lengthened with cost reduction 6% 5% 4% 6% 1% 6% 70% 1% 1% Yen Dollar CDI Others Ipca Igpm Urtj RGR/Finel Tr Main indexers Average term: 4.3 years Maturity Schedule 1,280 834 885 1,091 1,224 1,035 425 208 363 2009 2010 2011 2012 2013 2014 2015 2016 2017 to 2031

9.2 9.5 8.6 7.9 7.9 7.4 8.6 9.7 9.0 Average real cost (%) Consolidated Debt Average cost of debt: 8.98 % per year at constant prices of December 2008, including participations in other companies • Expectation to resume monetary policy of reducing interest rates indicates decrease in the cost of debt Getting the benefits from reduced interest rates Dec/06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08 Sep-08 Dec-08 12/31/2008 R$/millions (1) Net Debt = Total Debt – Cash Description CEMIG Consolidated CEMIG GT CEMIG D Debt 7,345 2,741 2,723 Debt in Foreign Currency 547 (7%) 156 (6%) 280 (10%) Net Debt (1) 5,061 1,879 2,281 EBITDA / Interest 4.22 5.22 4.69 Debt / EBITDA 1.24 0.97 1.42 Debt / (PL + Debt 43.99% 44.05% 52.37% Indicators show excellent credit quality Reduction in debt stock due to new credit market scenario

Net Income R$ 281 Profit sharing (R$ 304 ) IR and CSLL (R$ 79) Minority Shares (R$ 34 ) Analysis of Consolidated Results –4Q08 Variations over 4Q07 Earnings before IR, CSLL, Shares and Minority Interest R$ 698 Financial Result (R$ 76) Operating Income R$ 774 EBITDA R$ 948 Net Operating Revenues R$ 2,755 Operating Expenses (R$ 1,981)

14,951 15,007 128 513 102 16 4 675 4Q07 Residential Industrial Commercial Rural Others Supply 4Q08 Consolidated Energy Sold – GWh: Variations by Class 4Q08/4Q07 Growth in energy sold driven by the industrial and commercial sectors Consumption Class 4Q08 4Q07 Var. % Residential 2,278 2,150 6.0% Industrial 7,034 6,520 7.9% Commercial 1,539 1,437 7.1% Rural 629 644 -2.3% Others 910 906 0.4% Subtotal Final Consumers 12,390 11,657 6.3% Supply (1) 2,618 3,293 -20.5% TOTAL 15,008 14,950 0.4% * Includes 25% of RME Consolidated Energy Sales - GWh* Consolidated Amounts (1) Sales in ACR and ACL(commercializers) + Light’s CCEE liquidation Even with the changes in the economic scenario, our market shows signs of continuing growth Strong 6.3% increase in sales to final consumers over the 4th quarter of 2007 Decrease in supply due to lower short-term sales to commercializers Drop in rural consumption due to rains and migration of clients to low income

Growth in Consolidated Net Revenue in the Quarter 58 53 188 21 8 42 28 Variations in Net Revenue 4Q08/4Q07 2,733 2,755 4Q07 Sales to final consumers TUSD CCEE Supply Transactions Revenues from Use of Transmission Network Gas Supply Others Deductions 4Q08 Despite the impact of the tariff revision in 4Q08, our net revenue grew due to our business portfolio and commercialization strategy Growth in TUST reflects the 11.5% tariff revision in June 2008

Net Revenue by company – 4Q08 Participations and Cemig GT neutralized the impact of the tariff revision on Cemig D on net revenue during the quarter Evolution of Consolidated Net Income by Company 4Q08/4Q07 2,733 2,755 121 45 100 6 9 17 Net Revenue y Company 55% 28% 13% 3% 1% Net Revenue by Company – 4Q08 Cemig D Cemig GT RME Gasmig TBE Others Company 4Q08 4Q07 Var. % Cemig Distribution 1,518 1,639 -7.4% Cemig Generation/Transmission 758 713 6.3% RME (Light) 370 270 36.8% Gasmig 75 69 7.8% Infovias 22 (22) -203.3% TBE 27 18 53.6% Sá Carvalho 11 10 7.4% Rosal Energia 8 9 -10.2% Cemig Holding 0 36 -99.7% Others 40 36 9.3% Eliminations (73) (45) 61.7% Cemig Consolidated 2,755 2,733 0.8% 4Q07 Cemig D Cemig GT RME Gasmig TBE Others 4Q08

47 -20 21 47 5 60 37 -9 -2 8 1,899 1,981 Evolution of Consolidated Expenses – 4Q08/4Q07 + R$82 Consolidated Expenses -50 -62 Personnel Depreciation Contractors Retirement Benefits Materials Operating Provisions Other Expenses Energy Purchase Basic Network Raw Materials Royalties Gas Purchase 4Q07 4Q08 Increase in personnel expenses as a function of recognition of a R$10 million expense with the PPD, and salary adjustment in November 2008 As of the second tariff revision of Cemig D, the new amortization criteria regarding Special Obligations reduces depreciation Increase in retirement benefits is due to reduction in long-term interest rates

Evolution of Consolidated Quarterly EBITDA 1,092 1,082 980 1,090 948 Margin of 38% in 2008 EBITDA in 2008 was R$ 4.1 billion, within our guidance Average quarterly EBITDA was higher than R$ 1 billion in 2008, despite the tariff revision (+1% compared with average quarterly EBITDA in 2007) 4Q07 1Q08 2Q08 3Q08 4Q08

Participations and Cemig GT mitigate the impact of the tariff revision Evolution of Consolidated EBITDA by Company 4Q08/4Q07 1,092 948 200 34 99 1 8 84 Business portfolio sustains consolidated EBITDA in 4Q08 EBITDA by Company EBITDA by Company – 4Q08 35% 48% 12% 1%3% 1% Cemig D Cemig GT RME Gasmig TBE Others Company 4Q08 4Q07 Var. % Cemig Distribution 328 528 -37.9% Cemig Generation/Transmission460 426 8.0% RME (Light) 106 7 1414.3% Gasmig 7 8 -9.0% Infovias 14 49 -71.0% TBE 24 16 52.9% Sá Carvalho 8 8 2.4% Rosal Energia 5 6 -26.1% Cemig Holding (32) 20 -260.0% Others 28 23 18.4% Cemig Consolidated 948 1,092 -13.1% 4Q07 Cemig D Cemig GT RME Gasmig TBE Others 4Q08

Consolidated EBITDA 4th Quarter 2008 – Market estimates 948 1,119 720 942 970 Realized Maximum Minimum Average Median R$ millions EBITDA for the quarter in line with the average and median of market estimates

Business portfolio ensures income growth Evolution of Consolidated Net Income by Company 4Q08/4Q07 277 281 25 80 9 1 7 68 Net Income by Company – 4Q08 Net Income by Company Net Income by Company – 4Q08 14% 11% 4% 5% 66% Cemig D Cemig GT RME Gasmig TBE Company 4Q08 4Q07 Var. % Cemig Distribution 43 68 -36.1% Cemig Generation/Transmission 209 129 62.4% RME (Light) 36 26 35.5% Gasmig 13 12 10.3% Infovias 9 46 -80.9% TBE 14 7 98.3% Sá Carvalho 8 8 0.1% Rosal Energia 5 6 -22.0% Cemig Holding (78) (44) 77.2% Others 23 19 21.6% Cemig Consolidated 281 277 1.7% 4Q07 Cemig D Cemig GT RME Gasmig TBE Others 2008

Consolidated Net Income 4Q08 – Market Estimates 250 322 273 281 487 Realized Maximum Minimum Average Median Net income in the quarter below the average and in line with the median of the market’s estimates

Expansion through new projects and acquisitions – Market share is the consequence of an investment policy that prioritizes getting returns that are compatible with risk • Focus on the electricity sector and synergistic activities • Limits of Capex and indebtedness ensure financial balance Strategy promotes sustainability • Dividend policy ensures returns to shareholders • Goals and commitments incorporated into the by-laws guarantee stability of long-term planning

2 companies • Gross Revenue : R$ 12,089 Distribution Business portfolio ensures growth Net Income Gross Revenue EBITDA Cemig Corporation –2008 Transmission million • Net Income: R$ 838 million • EBITDA: R$ 1,936 million • Largest in Brazil (energy transported, number of consumers and network extension) Generation • 1 company • Gross Revenue : R$ 385 million • Net Income: R$ 47 million • EBITDA: R$ 50 million • Sixth largest in Brazil Gas Distribution • Amounts refer to December 2008 Others •6 companhias •Receita: R$ 135 milhões •Lucro líquido: R$ 53 milhões •Lajida: R$ 82 milhões Holding • Receita: R$ 490 mil • Lucro líquido: (R$ 192) milhões • Lajida: (R$ 121) milhões •6 companhias •Receita: R$ 135 milhões •Lucro líquido: R$ 53 milhões •Lajida: R$ 82 milhões • Gross Revenue : R$ 272 thousand • Net Income: (R$ 189) million • EBITDA: (R$ 118) million • 14 companies • Gross Revenue: R$ 3,428 million • Net Income: R$ 993 million • EBITDA: R$ 1,873 million • Third largest group in Brazil •12 companies • Gross Revenue : R$ 612 million • Net Income: R$ 145 million • EBITDA: R$ 277 million • Third largest group in Brazil • companies • Gross Revenue : R$ 135 million • Net Income: R$ 56 million • EBITDA: R$ 84 million

We are expanding our national leadership Distribution Transmission Cemig Free Client Generation Generation under construction Energy Purchase Gas Distribution Transmission under construction Wind generation under construction

4.9% -11.6% -41.2% CMIG4 IEE Ibov Evolution of participation of foreign shareholders in the shareholder base* Cemig: Global investment option Share performance in 2008 PN Participation of foreign investors in Cemig’s shareholder base remains unchanged • We have shareholders in 46 countries • There was a R$ 24.6 billion reduction of foreign capital on the Bovespa in 2008 Cemig is one of three Brazilian companies and the only utility company in Latin America included in the Global Dow Index * In percentage of total shares in circulation excluding participations of the State of Minas Gerais and SEB

2009 – Ready to face the challenges Growth of GDP of Minas Gerais state may exceed national average • According to Minas Gerais Industries Association (FIEMG) and specialized consultants (MCM) Market of Cemig Distribuição is marginally growing Cemig Distribuição Tariff Review impact mitigated due to synergies between Cemig’s operations and balanced business portfolio • Cemig GT sold 262 average MW in the Adjustment Auction – Price: R$ 145.73/MWh 2009 Ebitda Guidance: Between R$ 3.8 and R$ 4.2 billion* • Does not include recent aquisitions: – Increase in TBE stake – Stake aquisition in three windfarms in the Ceará State • Guidance update in May 2009 Cash position at December 2008: R$ 2.2 billion Substantial proportion of amortizations of financings are in 4Q09 * Guidance as of May 2008

Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 E-mail: ri@cemig.com.br Website: http://ri.cemig.com.br

2.                                      Summary of Decisions of the 456th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 27, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 456TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on March 27, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matter:

•      Voluntary Dismissal Program

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

3.                                      Summary of Principal Decisions of the 88th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 27, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 88th meeting, held on March 27, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matter:

•                  Voluntary Dismissal Program

Avenida Barbacena, 1200 – 12º andar - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Tel.: (0XX31)3506-5024 - Fax (0XX31)3506-5025

4.                                      Summary of Principal Decisions of the 86th Meeting of the Board of Directors, Cemig Distribuição S.A., March 27, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 86th meeting, held on March 27, 2009, the Board of Directors of Cemig Distribuição S.A. approved the following matter:

•                 Voluntary Dismissal Program

Av.Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

5.                                       Notice to Stockholders Regarding Dividends and Increases of Registered Capital and Bonus, Companhia Energética de Minas Gerais – CEMIG, March 31, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise our stockholders that the Board of Directors, at its meeting held on March 18, 2009, decided to propose the following to the General Meeting of Stockholders to be held on April 29, 2009:

1.             DIVIDENDS

In accordance with sub-item “b” of the sole sub-paragraph of Clause 28 of our Bylaws, distribution of R$ 943,518,000, corresponding to R$ 1.901909180 per share of the present registered capital, as dividends, based on the net profit of R$ 1,887,035 for 2008.

a.               All stockholders whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders is held will be entitled to this benefit.

The shares will trade “ex-dividend” on the day immediately following the said date on which the said Meeting is held.

b.              The payment is conditional upon ratification by the General Meeting of Stockholders to be held on April 29, 2009.

2.             INCREASE OF REGISTERED CAPITAL, AND BONUS:

1.             Approval of increase of the Registered Capital from R$ 2,481,507,565.00 (two billion, four hundred and eighty one million, five hundred and seven thousand, five hundred and sixty five Reais) to R$ 3,101,884,460,00 (three billion, one hundred and one million, eight hundred and eighty four thousand, four hundred and sixty Reais), with issuance of 124,075,379 (one hundred and twenty four million, seventy five thousand three hundred seventy nine) new shares, of which 54,230,849 (fifty four million, two hundred e thirty thousand eight hundred forty nine) are nominal common shares with par value of R$ 5.00 (five Reais) each and 69,844,530 (sixty nine million, eight hundred forty four thousand five hundred and thirty) are nominal preferred shares with par value of R$ 5.00 (five Reais) each, upon capitalization of R$ 620,376,895.00 (six hundred and twenty million, three hundred and seventy six thousand eight hundred and ninety five Reais), of which the amount of R$ 606,454,665,00 (six hundred and six million, four hundred and fifty four thousand six hundred and sixty five Reais) is to come from part of the Retained Earnings Reserve, and the amount of R$ 13,922,230,00 (thirteen million, nine hundred and twenty two thousand two hundred and thirty Reais) is to come from incorporation of

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

the portions paid in 2008 as principal, adjusted up to December 2005, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance Receivable on the Results Compensation Account (the “CRC Account”); a bonus being distributed to the stockholders, as a consequence, of 25.000000151%, in new shares of the same type as those held and with par value of R$ 5.00.

1.1.                             All stockholders whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders is held will be entitled to this benefit.

The shares will trade “ex-” the right to this bonus on the day immediately following the said date on which the said Meeting is held.

1.2.                             In accordance with §1º of Article 25 of Brazilian Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to the bonus shares is R$ 5.00.

1.3.                             In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the share bonus will be paid to the holders of those fractions together with the payment of the first installment of the dividend for the business year of 2008.

We reiterate that the bonus is conditional upon ratification by the General Meeting of Stockholders, to be held on April 29, 2009.

Shareholders whose shares are not held in custody by the CBLC and whose registration details are not up-to-date should visit any branch of Banco Bradesco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, March 31, 2009.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

6.                                      Summary of Principal Decisions of the 89th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 89th meeting, held on April 17, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.              Authorization for participation by Cemig GT in a Special-purpose Company.

2.              Signing of an association agreement.

3.              Issue of debentures of Madeira Energia S.A. – MESA.

4.              Orientation of vote in favor of capital increase in Madeira Energia S.A. – MESA and Santo Antônio Energia S.A. – SAESA.

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

7.                                      Summary of Principal Decisions of the 87th Meeting of the Board of Directors, Cemig Distribuição S.A., April 17, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 87th meeting, held on April 17, 2009, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.              Signing of a Working Agreement with the Office of the General Attorney of the State of Minas Gerais.

2.              Sharing, by Empresa de Infovias S.A., of the Electronic Procurement Portal (PEC).

3.              Signing of a contractual amendment with Consórcio Aliança.

4.              Signing of a working agreement between Cemig D, Cemig GT and the Minas Gerais State Forests Institute (IEF).

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

8.                                      Summary of Decisions of the 457th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 457th MEETING OF THE BOARD OF
DIRECTORS

At its 457th meeting, held on April 17, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.              Authorization for participation by Cemig GT in a Special-purpose Company.

2.              Signing of an association agreement.

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

9.             Summary of Minutes of the 83rd Meeting of the Board of Directors, Cemig Distribuição S.A., January 20, 2009

Cemig Distribuição S.A.

Listed company — CNPJ 06.981.180/0001-16 — NIRE 31300020568

Summary of minutes of the 83rd meeting of the Board of Directors

Date, time and place:	January 20, 2009, at 1.30 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                         The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                     The Board approved:

a)                                     The proposal of the Chairman, to elect as Deputy CEO Mr. Arlindo Porto Neto — Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Matias Cardoso 268/1001, Santo Agostinho, CEP 30170-050, Identity Card M-2450113-SSPMG and CPF 007940236-49 — to complete the same period of office as the other Chief Officers, that is to say until the first meeting of the Board of Directors following the Ordinary General Meeting of 2010, in substitution for the function for which he was elected by the Board of Directors at its meeting held on March 6, 2008, to be held jointly with the post of CEO.

b)                                    the proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders to be held on February 9, 2009, at 3 p.m., to deal with the changes to the bylaws and the orientation of vote mentioned above; and in the event of there not being a quorum, to make second convocation within the legal period.

c)                                     The minutes of this meeting.

III                                   The Board submitted the following proposals to the Extraordinary General Meeting of Stockholders:

  1                                  Creation of the Office of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of the head paragraph of Clause 13 of the Bylaws, to the following:

“Clause 13                       The Executive Board shall be made up of 9 (nine) Executive Officers, who may be stockholders, resident in Brazil, namely:

the Chief Executive Officer,

the Deputy CEO,

a Chief Officer for Finance, Investor Relations and Control of Holdings,

a Chief Corporate Management Officer,

a Chief Distribution and Sales Officer,

a Chief Trading Officer,

a Chief New Business Development Officer;

a Director Without Specific Designation, and

a Chief Officer for the Gas Division,

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

all elected and able to be dismissed at any time by General Meeting of the Sole Stockholder — Cemig, with period of office of 3 (three) years, re-election being permitted.

The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.”

2              Alteration of the drafting of the head paragraph of Clause 17 of the Bylaws, defining the attributions of the Chief Officers, to the following:

“Clause 17:                    Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I — To the Chief Executive Officer:

a)              to oversee and direct the work of the company;

b)            to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)             to represent the company in the Courts, on the plaintiff or defendant side;

d)            to sign, jointly with one Chief Officer, documents which bind the company;

e)             to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)               to hire and dismiss employees of the Company;

g)            to manage and direct the activities of internal audits and institutional relationships, legal, communication and representation activities, function of the company’s Ombudsman and the General Secretariat.

h)            to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions of the Company;

i)                to propose appointments for the positions of management and on the Audit Boards of the wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social) after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II — To the Deputy Chief Executive Officer:

a)             to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)            to promote improvement of the Company’s social responsibility and sustainability policies;

c)             to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)            to co-ordinate the Company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)             to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)               to promote the implementation of programs for the company’s technological development;

g)            to monitor the management of the plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III — To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)           to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)            to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)             to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)            to accompany the performance of the execution of investment projects, according to targets and results approved by the Management;

e)             to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)               to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)            to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)            to control the company’s registered capital, decide policy for its shares and corporate governance, and suggest dividend policy;

i)                to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, with the National Electricity Agency, Aneel;

j)                to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)                to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

m)          to arrange for the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliated companies, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

n)            to propose to the Executive Board, for approval or submission to the Board of Directors or General Meeting of Stockholders, depending on the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)            to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)            to coordinate the processes of sale of stockholdings owned by the Company, or by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV — To the Chief Corporate Management Officer:

a)             to ensure the provision of appropriate personnel to the company;

b)            to decide the Company’s human resources policy and to orient and promote its application;

c)             to orient and conduct activities related to organizational studies and their documentation;

d)            to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)             to plan, put in place and maintain the company’s telecommunications and information technology systems;

f)               to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)            to provide the company with infrastructure and administrative support resources and services;

h)            to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)                to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)                to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)                to effect quality control of the material acquired and of the qualification of contracted service providers;

m)          to administer and control the stock of material, arrange for the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)            to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)            to carry out environmental action and corporate management programs within the scope of this Chief Officer’s Department;

p)            to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts less than
R$ 2,800,000.00 (two million eight hundred thousand Reais);

q)            to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, nominations for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)               to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, nominations of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)             to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V — To the Chief Distribution and Sales Officer:

a)             to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;

b)            to prepare the planning of the Company’s distribution system;

c)             to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)            to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)             to manage the Company’s work safety policy in the ambit of its activities;

f)               to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)            to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)            to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)                to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                to represent the company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)                to establish policies and guidelines to ensure the physical security of the distribution facilities, and manage the asset security of these facilities;

m)          to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods that aim for improvement of quality and reduction of the cost of those activities.

VI — To the Chief Trading Officer:

a)             to carry out research, studies and projections on the markets of interest to the Company;

b)            to coordinate the planning and execution of the purchase of electricity to serve the company’s market;

c)             to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)            to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of the chamber, and to represent the Company in relations with the other entities trading electricity;

e)             to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

f)               to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

g)            to identify, measure and manage the risks association with the trading of electricity;

h)            to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

i)                to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies;

j)                to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VII — To the Chief New Business Development Officer:

a)             to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related with the Company’s objects;

b)            to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)             to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)            to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)             to prospect, coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and in the oil and gas sector;

f)               to coordinate the Company’s participation in the auctions of new business opportunities held by the National Electricity Agency (Aneel), and the National Oil, Natural Gas and Biofuels Agency (ANP);

g)            to arrange for prospecting and analysis, within the scope of the Company, of business opportunities related to the use of carbon credits;

h)            to consolidate planning of expansion of the generation, transmission and distribution systems;

h)          to consolidate the Company’s Capital Investment Program in generation, transmission and distribution;

i)                to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

l)              to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

l)              to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII — To the Director without specific designation:

a)           to carry out the acts specifically provided for in the legislation and these bylaws, and the activities attributed to him or her by the Board of Directors.

IX — To the Chief Officer for the Gas Division:

a)             to coordinate, in the name of the Company and its wholly-owned and other subsidiaries and jointly-controlled companies, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)            to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)             to carry out research, analyses and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief New Business Development Officer;

d)            to develop standardized rules for projects in the field of oil and gas;

e)             to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)               to propose to the Executive Board a multi-year plan for investments and expenses of other special-purpose companies associated with the activity of oil and gas;

g)            to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the oil and gas activities, in accordance with the general guidelines laid down by the Company, through the Office of the Chief Corporate Management Officer;

h)            to carry out research, studies, analyses and market projections of interest to the Company within the scope of the oil and gas activities;

i)                to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                to represent the Company in the various entities that bring together and represent the companies of the oil and gas sector.”

3              Alteration of the drafting of sub-items “d”, “e”, “j” and “l” of Clause 12 of the Bylaws, to alter the financial limits for decision by the Board of Directors, to the following: “Clause 12...

d)          to decide, upon proposal put forward by the Executive Board, on disposal or placement of a charge on any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)             to decide, upon proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries, jointly-controlled companies or affiliated companies or the consortia in which the Company participates;

j)                to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of bids, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;”

4              Insertion of a Paragraph 3 in Clause 21 of the Bylaws, to change the annual financial limits for decision by the Executive Board, with the following drafting:

“Clause 12...

§ 3               The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”;

5              Alteration of the drafting of sub-items “d”, “e”, “f”, “h” and “i” of Paragraph 4 of Clause 16 of the Bylaws, to alter the financial limits for decision by the Executive Board, to the following:

“Clause 16...

§ 4 ...

d)             decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)              approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)                authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into wholly-owned or other subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22; ...

h)             authorization to commence administrative tender proceedings and proceeding for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais); ...

i)                           authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);”

6                    Insertion of a Paragraph 7 in Clause 16 of the Bylaws, to change the annual financial limits for decision by the Executive Board, with the following drafting:

“Clause 16...

§ 7                The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”;

7                    Insertion of Paragraph 5 in Clause 17 of the Bylaws, to adjust the annual financial limit for decision by the Chief Corporate Management Officer, in relation to starting of administrative tender proceedings, and proceedings for exemption from or non-requirement for tender, and making of the corresponding contracts, with the following drafting:

“Clause 17...

§ 5                The financial limit set by sub-clause “p” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”;

— the other clauses of the Bylaws being unchanged.

IV                   Votes against: The Board members Evandro Veiga Negrão de Lima, Andréa Leandro Silva and Jeffery Atwood Safford voted against the election of the Deputy CEO, mentioned in sub-item “a” of item II, above.

V                       Votes against: The Board members Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford and Wilton de Medeiros Daher voted against the following items:

a) changes in the Bylaws, mentioned in item III above, and

c) the proposal to call an Extraordinary General Meeting of Stockholders, referred to in sub-item “b”, above.

VI                   The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais
Deputy CEO:	Arlindo Porto Neto
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga
Director without Specific Designation:	Luiz Henrique de Castro Carvalho
Chief New Business Development Officer:	José Carlos de Mattos
Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha
Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto

VII               The Chief Officer elected declared — in advance — that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in any company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII           The following spoke on general matters and business of interest to the Company:

The Chairman

Board members:	Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford, Wilton de Medeiros Daher.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha.

The following were present:
Board members:	Djalma Bastos de Morais, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna,	Wilton de Medeiros Daher, Andréa Leandro Silva, Eduardo Lery Vieira, Fernando Henrique Schüffner Neto, Jeffery Atwood Safford, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

10.                                                                                 Summary of Minutes of the 84th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 4, 2009

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 84th meeting of the Board of Directors

Date, time and place:	February 4, 2009, at 5 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)

Presentation to Energimp S.A., of a new binding proposal for acquisition of up to 49% of the total capital of the following companies: Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A., and Central Geradora Eólica Volta do Rio S.A.;

b)

Signing with Energimp S.A. of the Share Purchase Agreement, for acquisition of 49% of the voting and total stock in Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A.

c)

Signing with Energimp S.A., of the Stockholders’ Agreements of Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A.

	d)	Supplementation of the 2009 budget, in the amount corresponding to the above acquisition.

IV

Votes against: The Board members Wilton de Medeiros Daher, André Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and José Castelo Branco da Cruz voted against the matter relating to the new binding proposal by Cemig GT for acquisition of holdings in companies holding generation assets, mentioned in item III above.

V	The following spoke on general matters and business of interest to the Company:

The Chairman

Board members:	André Araújo Filho,	José Castelo Branco da Cruz,
	Evandro Veiga Negrão de Lima,	Wilton de Medeiros Daher.
Jeffery Atwood Safford,

The following were present:

Board members:	Djalma Bastos de Morais,	João Camilo Penna,
	Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
	André Araújo Filho,	Eduardo Lery Vieira,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford,
	Francelino Pereira dos Santos,	José Castelo Branco da Cruz,
Paulo Sérgio Machado Ribeiro.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

11.                                                                                 Summary of Minutes of the 82nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 20, 2009

Cemig Geração e Transmissão S.A.
Listed company - CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 82nd meeting of the Board of Directors

Date, time and place:	January 20, 2009, at 12.30 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I        The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II      The Board approved:

a)      The proposal of the Chairman, to elect as Deputy CEO Mr. Arlindo Porto Neto — Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Matias Cardoso 268/1001, Santo Agostinho, CEP 30170-050, Identity Card M-2450113-SSPMG and CPF 007940236-49 — to complete the same period of office as the other Chief Officers, that is to say until the first meeting of the Board of Directors following the Ordinary General Meeting of 2010, in substitution for the function for which he was elected by the Board of Directors at its meeting held on March 6, 2008, to be held jointly with the post of CEO.

b)     the proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders to be held on February 9, 2009, at 3 p.m., to deal with the changes to the bylaws and the orientation of vote mentioned above; and in the event of there not being a quorum, to make second convocation within the legal period.

c)      The minutes of this meeting.

III     The Board submitted the following proposals to the Extraordinary General Meeting of Stockholders:

1  Creation of the Office of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of the head paragraph of Clause 13 of the Bylaws, to the following:

“Clause 13     The Executive Board shall be made up of 9 (nine) Executive Officers, who may be stockholders, resident in Brazil, namely:

the Chief Executive Officer,

the Deputy CEO,

a Chief Officer for Finance, Investor Relations and Control of Holdings,

a Chief Corporate Management Officer,

a Chief Generation and Transmission Officer,

a Chief Trading Officer,

a Chief New Business Development Officer;

a Chief Officer for the Gas Division, and

a Director Without Specific Designation,

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

all elected and able to be dismissed at any time by General Meeting of the Sole Stockholder — Cemig, with period of office of 3 (three) years, re-election being permitted.

The period of office of the Chief Officers shall extend up to the new Chief Officers elected being sworn in.”;

2            Alteration of the drafting of the head paragraph of Clause 17 of the Bylaws, defining the attributions of the Chief Officers, to the following:

“Clause 17:              Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I — To the Chief Executive Officer:

a)              to oversee and direct the work of the company;

b)             to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)              to represent the company in the Courts, on the plaintiff or defendant side;

d)             to sign, jointly with one Chief Officer, documents which bind the company;

e)              to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)                to hire and dismiss employees of the Company;

g)             to manage and direct the activities of internal audits and institutional relationships, legal, communication and representation activities, function of the company’s Ombudsman and the General Secretariat.

h)             to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions of the Company;

i)                 to propose appointments for the positions of management and on the Audit Boards of the wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social) after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings.

II — To the Deputy Chief Executive Officer:

a)              to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)             to promote improvement of the Company’s social responsibility and sustainability policies;

c)              to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)             to co-ordinate the Company’s strategy for operations in relation to the environment, technological processes and strategic management of technology;

e)              to coordinate the putting in place and maintenance of the Company’s quality control systems;

f)                to promote the implementation of programs for the company’s technological development;

g)             to monitor the management of the plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III — To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)              to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)             to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)              to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)             to accompany the performance of the execution of investment projects, according to targets and results approved by the Management;

e)              to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)                to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)             to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)             to control the company’s registered capital, decide policy for its shares and corporate governance, and suggest dividend policy;

i)                 to coordinate the preparation and negotiation of the revenues from transmission, with the National Electricity Agency, Aneel;

j)                 to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)                 to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

m)    to arrange for the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliated companies, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

n)             to propose to the Executive Board, for approval or submission to the Board of Directors or General Meeting of Stockholders, depending on the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)             to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)             to coordinate the processes of sale of stockholdings owned by the Company, or by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV — To the Chief Corporate Management Officer:

a)              to ensure the provision of appropriate personnel to the company;

b)             to decide the Company’s human resources policy and to orient and promote its application;

c)              to orient and conduct activities related to organizational studies and their documentation;

d)             to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)              to plan, put in place and maintain the company’s telecommunications and information technology systems;

f)     to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)             to provide the company with infrastructure and administrative support resources and services;

h)             to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)      to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)      to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)      to effect quality control of the material acquired and of the qualification of contracted service providers;

m)    to administer and control the stock of material, arrange for the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)             to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)             to carry out environmental action and corporate management programs within the scope of this Chief Officer’s Department;

p)             to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts less than R$ 2,800,000.00 (two million eight hundred thousand Reais);

q)             to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company, nominations for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)     to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the company, nominations of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)              to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Executive Board in making its decisions on appointments of employees to management posts.

V — To the Chief Generation and Transmission Officer:

a)              to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)             to prepare the planning of generation and transmission;

c)              to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)             to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)              to develop and conduct hydro-meteorological activities of interest to the company;

f)     to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)             to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sector;

h)             to manage the company’s central laboratories and workshops;

i)      to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)      to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

l)      to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

m)           to manage and promote the Company’s work safety policy within the scope of its activities;

n)             to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

o)             to supply technical support to the negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

VI — To the Chief Trading Officer:

a)              to carry out research, studies and projections on the markets of interest to the Company;

b)             to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)              to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)             to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)              to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)                to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)             to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)             to identify, measure and manage the risks association with the trading of electricity;

i)                 to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies;

j)                 to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VII — To the Chief New Business Development Officer:

a)              to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related with the Company’s objects;

b)             to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)              to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)             to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)              to prospect, coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and in the oil and gas sector;

f)                to coordinate the Company’s participation in the auctions of new business opportunities held by the National Electricity Agency (Aneel), and the National Oil, Natural Gas and Biofuels Agency (ANP);

g)             to arrange for prospecting and analysis, within the scope of the Company, of business opportunities related to the use of carbon credits;

h)             to consolidate planning of expansion of the generation, transmission and distribution systems;

i)                 to consolidate the Company’s Capital Investment Program in generation, transmission and distribution;

j)                 to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

l)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

m)           to accompany, within the Company, the energy planning of the State of Minas Gerais.

VIII — To the Director without specific designation:

a)              to carry out the acts specified in the legislation and in these Bylaws, and the activities attributed to him or her by the Board of Directors.

IX — To the Chief Officer for the Gas Division:

a)              to coordinate, in the name of the Company and its wholly-owned and other subsidiaries and jointly-controlled companies, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)             to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)              to carry out research, analyses and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief New Business Development Officer;

d)             to develop standardized rules for projects in the field of oil and gas;

e)              to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)                to propose to the Executive Board a multi-year plan for investments and expenses of other special-purpose companies associated with the activity of oil and gas;

g)             to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the oil and gas activities, in accordance with the general guidelines laid down by the Company, through the Office of the Chief Corporate Management Officer;

h)             to carry out research, studies, analyses and market projections of interest to the Company within the scope of the oil and gas activities;

i)                 to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)                 to represent the Company in the various entities that bring together and represent the companies of the oil and gas sector.”

3                    Alteration of the drafting of sub-items “d”, “e”, “j” and “l” of Clause 12 of the Bylaws, to alter the financial limits for decision by the Board of Directors, to the following:

“Clause 12...

d)                to decide, upon proposal put forward by the Executive Board, on disposal or placement of a charge on any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third parties of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)                 to decide, upon proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries, jointly-controlled companies or affiliated companies or the consortia in which the Company participates;

j)       to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non- requirement of bids, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)       to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;”.

4                    Insertion of a Paragraph 3 in Clause 21 of the Bylaws, to change the annual financial limits for decision by the Executive Board, with the following drafting:

“Clause 12...

§ 3           The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”.

5                    Alteration of the drafting of sub-items “d”, “e”, “f”, “h” and “i” of Paragraph 4 of Clause 16 of the Bylaws, to alter the financial limits for decision by the Executive Board, to the following:

“Clause 16...

§ 4 ...

d)                decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)                 approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)                   authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into wholly-owned or other subsidiaries, jointly-controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22; ...

h)                authorization to commence administrative tender proceedings and proceeding for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais); ...

i)                    authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);”.

6                    Insertion of a Paragraph 7 in Clause 16 of the Bylaws, to change the annual financial limits for decision by the Executive Board, with the following drafting:

“Clause 16...

§ 7           The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”.

7                     Insertion of a Paragraph 5 in Clause 17 of the Bylaws, to adjust the annual financial limit for decision by the Chief Corporate Management Officer, in relation to starting of administrative tender proceedings, and proceedings for exemption from or non-requirement for tender, and making of the corresponding contracts, with the following drafting:

“Clause 17...

§ 5    The financial limit set by sub-clause “p” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”

• the other clauses of the Bylaws being unchanged.

IV     Votes against: The Board members Evandro Veiga Negrão de Lima, Andréa Leandro Silva and Jeffery Atwood Safford voted against the election of the Deputy CEO, mentioned in sub-item “a” of item II, above.

V      Votes against: The Board members Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford and Wilton de Medeiros Daher voted against the following items:

a)                 changes in the Bylaws, mentioned in item III above, and

c)                 the proposal to call an Extraordinary General Meeting of Stockholders, referred to in sub-item “b”, above.

VI     The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais
Deputy CEO:	Arlindo Porto Neto
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho
Chief New Business Development Officer:	José Carlos de Mattos
Chief Officer for Finance, Investor Relations

and Control of Holdings:	Luiz Fernando Rolla
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha
Director without Specific Designation:	Fernando Henrique Schüffner Neto

VII   The Chief Officer elected declared — in advance — that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in any company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII — The following spoke on general matters and business of interest to the Company:

The Chairman

Board members:	Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford, Wilton de Medeiros Daher.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha.

The following were present:

Board members:	Djalma Bastos de Morais, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna,	Wilton de Medeiros Daher, Andréa Leandro Silva, Eduardo Lery Vieira, Fernando Henrique Schüffner Neto, Jeffery Atwood Safford, Paulo Sérgio Machado Ribeiro, Lauro Sérgio Vasconcelos David.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros.

12.                           Summary of Minutes of the 452nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 4, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 452nd meeting of the Board of Directors

Date, time and place:	February 4, 2009, at 4 p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)

Presentation, by Cemig GT, to Energimp S.A., of a new binding proposal for acquisition of up to 49% of the total capital of the following companies: Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A., and Central Geradora Eólica Volta do Rio S.A.;

b)

Signing, by Cemig GT, with Energimp S.A. of the Share Purchase Agreement, for acquisition of shares representing 49% of the voting and total stock in Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A.

c)

Signing, by Cemig GT, with Energimp S.A., of the Stockholders’ Agreements of Central Geradora Eólica Praias de Parajuru S.A., Central Geradora Eólica Praia de Morgado S.A. and Central Geradora Eólica Volta do Rio S.A.

	d)	Supplementation of Cemig GT’s 2009 budget, in the amount corresponding to the above acquisition.

IV

Votes against: The Board members Wilton de Medeiros Daher, André Araújo Filho, Evandro Veiga Negrão de Lima, Jeffery Atwood Safford and José Castelo Branco da Cruz voted against the matter relating to the new binding proposal by Cemig GT for acquisition of holdings in companies holding generation assets, mentioned in item III above.

V	The following spoke on general matters and business of interest to the Company:

The Chairman

Board members:	André Araújo Filho,	Jeffery Atwood Safford,
	Evandro Veiga Negrão de Lima,	José Castelo Branco da Cruz,
Wilton de Medeiros Daher

The following were present:

Board members:	Djalma Bastos de Morais,	Wilton de Medeiros Daher,
	André Alexandre Heringer Lisboa,	Eduardo Lery Vieira,
	Araújo Filho,	Fernando Henrique Schüffner Neto,
	Antônio Adriano Silva,	Jeffery Atwood Safford,
	Evandro Veiga Negrão de Lima,	José Castelo Branco da Cruz,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro and
	João Camilo Penna,	Marco Antonio Rodrigues da Cunha

Secretary:	Anamaria Pugedo Frade Barros

Anamaria Pugedo Frade Barros

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

13.                                                                                 Summary of Minutes of the 450th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 20, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary of minutes of the 450th meeting of the Board of Directors

Date, time and place:	January 20, 2009, at 11.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II          The Board approved:

a)        The proposal of the Chairman, to elect as Deputy CEO Mr. Arlindo Porto Neto – Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Matias Cardoso 268/1001, Santo Agostinho, CEP 30170-050, Identity Card M-2450113-SSPMG and CPF 007940236-49 – to complete the same period of office as the other Chief Officers, that is to say until the first meeting of the Board of Directors following the Ordinary General Meeting of 2009, in substitution for the function for which he was elected by the Board of Directors at its meeting held on March 6, 2008, to be held jointly with the post of CEO.

b)        the proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders to be held on February 9, 2009, at 11 a.m., to deal with the changes to the bylaws and the orientation of vote mentioned above; and in the event of there not being a quorum, to make second convocation within the legal period.

c)        the minutes of this meeting.

III                          The Board submitted the following proposals to the Extraordinary General Meeting of Stockholders:

1    Creation of the Office of the Chief Officer for the Gas Division; and, consequently, alteration of the drafting of the head paragraph of Clause 18 of the Bylaws, to the following:

“Clause 18                         The Executive Board shall be made up of 9 (nine) Executive Officers, who may be stockholders, elected by the Board of Directors, namely:

the Chief Executive Officer;

the Deputy Chief Executive Officer;

a Chief Officer for Finance, Investor Relations and Control of Holdings;

a Chief Corporate Management Officer;

a Chief Distribution and Sales Officer;

a Chief Generation and Transmission Officer;

a Chief Trading Officer;

a Chief New Business Development Officer; and

a Chief Officer for the Gas Division.”.

2    Alteration of the drafting of the head paragraph of Clause 22 of the Bylaws, defining the attributions of the Chief Officers, to the following:

“Clause 22        Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I – To the Chief Executive Officer:

Av.Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

a)     to oversee and direct the work of the company;

b)    to supervise the preparation and implementation of the Multi-year Strategic Implementation Plan and to develop the strategies and actions approved;

c)     to represent the company in the Courts, on the plaintiff or defendant side;

d)    to sign, jointly with one of the Executive Officers, documents which bind the company;

e)     to present the annual report of the company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;

f)     to hire and dismiss employees of the Company;

g)    to manage and direct the activities of Internal Audits and Institutional Relationships, legal, communication and representation activities, the General Secretariat and the function of the company’s Ombudsman.

h)    to propose to the Executive Board for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management posts in the Company;

i)      to propose appointments for the positions of management and on the Audit Boards of the wholly-owned subsidiaries, jointly-controlled companies and affiliated companies, and also Forluz (Fundação Forluminas de Seguridade Social) after hearing the opinion of the Chief Officer for Finance, Investor Relations and Control of Holdings, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of Paragraph 4 of Clause 12 and Paragraph 3 of Clause 18 of these Bylaws prevail.

II –        To the Deputy Chief Executive Officer:

a)     to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;

b)    to promote improvement of the Company’s social responsibility and sustainability policies;

c)     to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;

d)    to co-ordinate the company’s strategy for operations in relation to social responsibility and the environment, technological processes and strategic management of technology;

e)     to coordinate and put in place the maintenance of the Company’s quality control systems;

f)     to promote the implementation of programs for the company’s technological development;

g)    to monitor the management of the plans for compliance with the guidelines for the environment, technology and the improvement of quality.

III –       To the Chief Officer for Finance, Investor Relations and Control of Holdings:

a)     to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)    to co-ordinate the preparation and consolidation, with the participation of all the Chief Officers, of the company’s Multi-year Strategic Implementation Plan and Annual Budget;

c)     to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief New Business Development Officer;

d)    to accompany the performance of the execution of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)     to carry out the accounting of, and to control, the company’s economic-financial transactions;

f)     to determine the cost of the service and to establish an insurance policy, as laid out in the company’s Multi-year Strategic Implementation Plan;

g)    to prepare the short-, medium- and long-term financial programming in detail, as specified in the company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)    to control the company’s registered capital, decide policy for its shares and corporate governance, and suggest dividend policy;

i)      to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)      to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and or over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the company’s registrations with these institutions updated.

l)      to represent the Company in dealings with the CVM, stock exchanges and entities of the capital markets;

m)    to arrange for the financial and corporate management of the company’s holdings in the wholly-owned subsidiaries, subsidiaries and affiliated companies, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these bylaws;

n)    to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws, injections of capital, exercise of the right of preference and the making of voting agreements in the wholly-owned companies, subsidiaries and affiliated companies and in the consortia in which the Company participates;

o)    to take part in negotiations that involve the constitution or alteration of corporate documents of the holdings referred to in the previous sub-clause;

p)    to coordinate the processes of sale of stockholdings owned by the Company, or by its wholly-owned subsidiaries, subsidiaries and affiliated companies, upon prior legislative authorization and approval by the Board of Directors.

IV –       To the Chief Corporate Management Officer:

a)     to ensure the provision of appropriate personnel to the company;

b)    to decide the Company’s human resources policy and to orient and promote its application;

c)     to orient and conduct activities related to organizational studies and their documentation;

d)    to decide, conduct and supervise the Company’s telecommunications and information technology policy;

e)     to plan, put in place and maintain the company’s telecommunications and information technology systems;

f)     to decide policies and rules on support services such as transport, administrative communication, security guards, and provision of adequate quality in the workplace for the company’s personnel;

g)    to provide the company with infrastructure and administrative support resources and services;

h)    to coordinate the policies, processes and means of property security, work safety and security guarding approved by the Company;

i)      to carry out the negotiations of the collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

j)      to manage the process of contracting of works and services and of acquisition and disposal of materials and real estate property;

l)      to effect quality control of the material acquired and of the qualification of contracted service providers;

m)     to administer and control the stock of material, arrange for the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

n)      to arrange for and implement programs to increase, develop, perfect and continually improve suppliers of materials and services of interest to the Company, alone or in cooperation with other Chief Officers’ Departments or development agencies and industry associations, in the ambit of the State of Minas Gerais;

o)      to carry out environmental action and corporate management programs within the scope of this Chief Officer’s Department;

p)      to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

q)      to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

r)       to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

s)      to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V –        To the Chief Distribution and Sales Officer:

a)      to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the company’s distribution system;

b)      to prepare the planning of the Company’s distribution system;

c)      to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;

d)      to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;

e)      to manage the company’s work safety policy in the ambit of its activities;

f)       to propose and implement the policies for service to consumers served by this Chief Officer’s Department;

g)      to develop programs and actions with captive consumers with demand lower than 500 kW, with a view to the most efficient use of electricity;

h)      to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;

i)       to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)       to represent the company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;

l)       to propose the policies and guidelines that seek to ensure the physical security of the distribution facilities, and manage the asset security of these facilities;

m)     to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities.

VI –       To the Chief Generation and Transmission Officer:

a)      to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;

b)      to prepare the planning of generation and transmission;

c)      to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;

d)      to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

e)      to develop and conduct hydro-meteorological activities of interest to the company;

f)       to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)      to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sector;

h)      to manage the company’s central laboratories and workshops;

i)       to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation of the generation and transmission facilities;

j)       to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;

l)       to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;

m)     to manage and promote the company’s work safety policy within the scope of its activities;

n)      to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

VII –                 To the Chief Trading Officer:

a)      to carry out research, studies and projections of interest to the Company;

b)      to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

c)      to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;

d)      to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)      to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f)       to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)      to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h)      to identify, measure and manage the risks association with the trading of electricity;

i)       to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;

j)       to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and contracts for connection to the Distribution System with the transmission companies;

l)       to manage the trading, in coordination with the Chief New Business Development Officer, of the Company’s carbon credits.

VIII–     To the Chief New Business Development Officer:

a)      to arrange prospecting, analysis and development of new business of the company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related with the company’s objects;

b)      to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in coordination with the Chief Officers’ Departments related to the said businesses;

c)      to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)      to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

e)      to prospect, coordinate, evaluate and structure the opportunities for acquisition of new assets in the electricity sector and in the oil and gas sector;

f)       to coordinate the Company’s participation in the auctions of new business opportunities held by the National Electricity Agency (Aneel), and the National Oil, Natural Gas and Biofuels Agency (ANP);

g)      to arrange for prospecting and analysis, within the scope of the Company, of business opportunities related to the use of carbon credits;

h)      to consolidate planning of expansion of the generation, transmission and distribution systems;

i)       to consolidate the Capital Investment Program in the company’s generation, transmission and distribution;

j)       to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

l)       to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

m)     to accompany, within the Company, the energy planning of the State of Minas Gerais.

IX–        To the Chief Officer for the Gas Division:

a)      to coordinate, in the name of the Company and its wholly-owned and other subsidiaries and jointly-controlled companies, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

b)      to propose to the Executive Board guidelines, general rules and plans of operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

c)      to carry out research, analyzes and studies of investments and new technologies related to oil and gas, jointly with the Office of the Chief New Business Development Officer;

d)      to develop standardized rules for projects in the field of oil and gas;

e)      to propose to the Executive Board a multi-year plan for investments and expenses of Gasmig;

f)       to propose to the Executive Board a multi-year plan for investments and expenses of other special-purpose companies associated with the activity of oil and gas;

g)      to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the oil and gas activities, in accordance with the general guidelines laid down for the Company, through the Office of the Chief Corporate Management Officer;

h)      to carry out research, studies, analyzes and market projections of interest to the Company within the scope of the oil and gas activities;

i)       to carry out environmental programs and actions within the scope of this Chief Officer’s Department;

j)       to represent the Company in the various entities that bring together and represent the companies of the oil and gas sector.”

3    Alteration of the drafting of sub-items “d”, “e”, “j” and “l” of Clause 17 of the Bylaws, to alter the financial limits for decision by the Board of Directors, to the following:

“Clause 17 ...

d)         to decide, upon proposal by the Executive Board, on disposal or placement of a charge on any of the company’s property, plant or equipment, and on the giving by the company of any guarantee to third parties, of which the individual value is R$ 14,000,000.00 (fourteen million Reais) or more; ...

e)         to decide, upon proposal put forward by the Executive Board, on the company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries, jointly-controlled companies or affiliated companies or the consortia in which the Company participates; ...

j)          to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from and non-requirement of bids, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)          to authorize, upon a proposal by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;”

4    Insertion of a Paragraph Two in Clause 17 of the Bylaws, consequently altering the present sole sub-paragraph to Paragraph One, to alter the annual financial limits for decision by the Board of Directors, as follows:

“Clause 17 ...

§ 1       The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize agreement of contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation. § 2 The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Price Index – Market) inflation index, produced by the Getúlio Vargas Foundation.”;

5    Alteration of the drafting of sub-items “d”, “e”, “f”, “h” and “i” of Paragraph 4 of Clause 21 of the Bylaws, to alter the financial limits for decision by the Executive Board, to the following:

“Clause 21 ...

§ 4 ...

d)         decision on re-managing of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent re-adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)         approval of disposal of or placement of a charge upon any of the company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)          authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into wholly-owned or other subsidiaries, jointly-

controlled companies, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘p’ of sub-item IV of Clause 22; ...

h)         authorization to commence administrative tender proceedings and for exemption from and non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)          authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);”

6    Insertion of a Paragraph 7 in Clause 21 of the Bylaws, to change the annual financial limits for decision by the Executive Board, with the following drafting:

“Clause 21 ...

§ 7       The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Price Index – Market) inflation index, produced by the Getúlio Vargas Foundation.”;

7    Insertion of Paragraph 5 in Clause 22 of the Bylaws, to adjust the annual financial limit for decision by the Chief Corporate Management Officer, in relation to starting of administrative tender proceedings, and proceedings for exemption from or non-requirement for tender, and making of the corresponding contracts, with the following drafting:

“Clause 22 ...

§ 5       The financial limit set by sub-clause “p” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index – Market) inflation index, produced by the Getúlio Vargas Foundation;”

— the other clauses of the Bylaws being unchanged.

8    That the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on February 9, 2009 should vote in favor of the agenda, that is to say:

Creation of the Department of the Chief Officer for the Gas Division,
and consequently alteration of the drafting of the head paragraph of Clause 13 of the Bylaws;

alteration of the drafting of Clause 17 of the Bylaws;

alteration of the drafting of sub-items “d”, “e”, “j” and “l” of Clause 12 of the Bylaws;

insertion of a Paragraph 3 in Clause 12 of the Bylaws;

alteration of the drafting of sub-items “d”, “e”, “f”, “h” and “i” of Paragraph 4 of Clause 16 of the Bylaws;

insertion of a Paragraph 7 in Clause 16 of the Bylaws; and

insertion of a Paragraph 5 in Article 17 of the Bylaws.

IV       Votes against: The Board members Evandro Veiga Negrão de Lima, Andréa Leandro Silva and Jeffery Atwood Safford voted against the election of the Deputy CEO, in sub-item “a” of item II, above.

V        Votes against: The Board members Evandro Veiga Negrão de Lima, Andréa Leandro Silva, Jeffery Atwood Safford and Wilton de Medeiros Daher voted against the following items:

a)	changes to the Bylaws;
b)	orientations of vote, mentioned in item III, above; and
c)	proposal to call and Extraordinary General Meeting of Stockholders, referred to in sub-item “b”, above.

VI       The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais
Deputy CEO:	Arlindo Porto Neto
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga

Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho
Chief New Business Development Officer:	José Carlos de Mattos
Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha
Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto

VII      The Chief Officer elected declared – in advance – that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII    The following spoke on general matters and business of interest to the Company:

The Chairman

Board members:	Evandro Veiga Negrão de Lima,
Andréa Leandro Silva,
Jeffery Atwood Safford,
Wilton de Medeiros Daher.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha.

The following were present:
Board members:	Djalma Bastos de Morais,	Wilton de Medeiros Daher,
	Alexandre Heringer Lisboa,	Andréa Leandro Silva,
	Antônio Adriano Silva,	Eduardo Lery Vieira,
	Evandro Veiga Negrão de Lima,	Fernando Henrique Schüffner Neto,
	Francelino Pereira dos Santos,	Jeffery Atwood Safford,
	João Camilo Penna,	Paulo Sérgio Machado Ribeiro,
Lauro Sérgio Vasconcelos David.

Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

14.                                 Material Announcement Regarding the Acquisition of Terna Participações S.A., Cemig Geração e Transmissão S.A., April 23, 2009

Cemig Geração e Transmissão S.A.

COMPANHIA ABERTA

CNPJ 06.981.176/0001-58

NIRE 31300020550

MATERIAL ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG, a publicly-held company with shares negotiated at the São Paulo, New York and Madrid stock exchanges, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a wholly-owned publicly-held subsidiary of CEMIG, hereby informs the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the market at large, in accordance with Instruction 358 of the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), of January 3, 2002, as amended, that on April 23, 2009, CEMIG-GT, as Purchaser, and Terna - Rete Elettrica Nazionale S.p.A. (“Terna S.p.A.”), as Seller, have entered into a Share Purchase Agreement for the acquisition by CEMIG-GT of 173,527,113 common shares representing approximately 85.27% of the voting and 65.86% of the total capital of TERNA PARTICIPAÇÕES S.A., a publicly-held company with shares traded as units at the São Paulo stock exchange (“TERNA”) (the “Acquisition”). The obligations of CEMIG-GT in relation to the Acquisition are guaranteed by CEMIG.

TERNA is a holding company engaged in electricity transmission in 11 states of Brazil through the following entities controlled by it or in which it has an equity interest: TSN – Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO – Empresa de Transmissão de Energia do Oeste S.A.; ETAU – Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S. A.; and Terna Serviços Ltda., which jointly have over 3,330km of constructed transmission lines and over 386km under construction within the Basic Grid. Therefore, for CEMIG and its shareholders, the Acquisition of TERNA represents an outstanding investment opportunity and consolidates its presence in the Brazilian electricity transmission market.

The Acquisition will be submitted to ratification by CEMIG’s General Shareholders’ Meeting, in accordance with article 256 of Law No. 6,404/76, as amended (“Law 6,404/76”), which will be called in the due course of the Acquisition. The Acquisition is further subject to certain conditions precedent, including the approval of the Brazilian Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL) (“Prior Approvals”).

Av. Barbacena, 1200 12º andar - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

The price set forth for the Acquisition of TERNA is R$2,330,469,127.59, corresponding to R$40.29 for each unit of TERNA, each unit being equivalent to one common share and two preferred shares, and R$13.43 for each common or preferred share, provided that the amount of dividends distributed by TERNA up to the closing date of the Acquisition will be deducted from such price. Subject to the satisfaction of the conditions set forth in the Share Purchase Agreement and to the Prior Approvals, the closing of the Acquisition and the payment of the purchase price are expected for September 30, 2009.

In addition, upon closing of the Acquisition, CEMIG-GT will, pursuant to the Share Purchase Agreement, carry out a Mandatory Tender Offer, on a date to be announced in due course, for the acquisition of the floating shares of TERNA with the purpose of granting to the other shareholders of TERNA equal treatment as that given to Terna S.p.A., in compliance with the by-laws of TERNA, Law 6,404/76, CVM Instruction No. 361/2002 and the Regulation of the Level 2 of Distinguished Practices of Corporate Governance (Regulamento do Nível 2 de Práticas Diferenciadas de Governança Corporativa) of BM&F Bovespa S.A. In the Mandatory Tender Offer, Terna S.p.A will sell the 10.000 units that it holds in TERNA.

The Acquisition will be submitted to the approval of the antitrust authorities, including the CADE - Conselho Administrativo de Defesa Econômica (Administrative Council of Economic Defense), within the term and in the form required under applicable law.

CEMIG and CEMIG-GT will keep their respective shareholders and the market timely and adequately informed of the completion of the Acquisition and its approval, including in respect with the withdrawal right of CEMIG shareholders, as provided in the referred article 256.

Belo Horizonte, April 23, 2009.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Jose Carlos de Mattos

Chief New Business Development Officer

15.	Material Announcement Regarding the Acquisition of Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, April 23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MATERIAL ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG, a publicly-held company with shares negotiated at the São Paulo, New York and Madrid stock exchanges, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG-GT, a wholly-owned publicly-held subsidiary of CEMIG, hereby informs the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the market at large, in accordance with Instruction 358 of the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), of January 3, 2002, as amended, that on April 23, 2009, CEMIG-GT, as Purchaser, and Terna - Rete Elettrica Nazionale S.p.A. (“Terna S.p.A.”), as Seller, have entered into a Share Purchase Agreement for the acquisition by CEMIG-GT of 173,527,113 common shares representing approximately 85.27% of the voting and 65.86% of the total capital of TERNA PARTICIPAÇÕES S.A., a publicly-held company with shares traded as units at the São Paulo stock exchange (“TERNA”) (the “Acquisition”). The obligations of CEMIG-GT in relation to the Acquisition are guaranteed by CEMIG.

TERNA is a holding company engaged in electricity transmission in 11 states of Brazil through the following entities controlled by it or in which it has an equity interest: TSN – Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO – Empresa de Transmissão de Energia do Oeste S.A.; ETAU – Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S.A.; and Terna Serviços Ltda., which jointly have over 3,330km of constructed transmission lines and over 386km under construction within the Basic Grid. Therefore, for CEMIG and its shareholders, the Acquisition of TERNA represents an outstanding investment opportunity and consolidates its presence in the Brazilian electricity transmission market.

The Acquisition will be submitted to ratification by CEMIG’s General Shareholders’ Meeting, in accordance with article 256 of Law No. 6,404/76, as amended (“Law 6,404/76”), which will be called in the due course of the Acquisition. The Acquisition is further subject to certain conditions precedent, including the approval of the Brazilian Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL) (“Prior Approvals”).

The price set forth for the Acquisition of TERNA is R$2,330,469,127.59, corresponding to R$40.29 for each unit of TERNA, each unit being equivalent to one common share and two preferred shares, and R$13.43 for each common or preferred share, provided that the amount of dividends distributed by TERNA up to the closing

Av. Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil – Tel.: (0XX31)3506-5024 - Fax: (0XX31)3506-5025

date of the Acquisition will be deducted from such price. Subject to the satisfaction of the conditions set forth in the Share Purchase Agreement and to the Prior Approvals, the closing of the Acquisition and the payment of the purchase price are expected for September 30, 2009.

In addition, upon closing of the Acquisition, CEMIG-GT will, pursuant to the Share Purchase Agreement, carry out a Mandatory Tender Offer, on a date to be announced in due course, for the acquisition of the floating shares of TERNA with the purpose of granting to the other shareholders of TERNA equal treatment as that given to Terna S.p.A., in compliance with the by-laws of TERNA, Law 6,404/76, CVM Instruction No. 361/2002 and the Regulation of the Level 2 of Distinguished Practices of Corporate Governance (Regulamento do Nível 2 de Práticas Diferenciadas de Governança Corporativa) of BM&F Bovespa S.A. In the Mandatory Tender Offer, Terna S.p.A. will sell the 10.000 units that it holds in TERNA.

The Acquisition will be submitted to the approval of the antitrust authorities, including the CADE – Conselho Administrativo de Defesa Econômica (Administrative Council of Economic Defense), within the term and in the form required under applicable law.

CEMIG and CEMIG-GT will keep their respective shareholders and the market timely and adequately informed of the completion of the Acquisition and its approval, including in respect with the withdrawal right of CEMIG shareholders, as provided in the referred article 256.

Belo Horizonte, April 23, 2009.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Jose Carlos de Mattos

Chief New Business Development Officer

16.                                 Press Release – Cemig Successfully Acquires Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, April 23, 2009

Cemig successfully acquires Terna Participações S.A.

•                  Accretive transaction in line with value adding strategy with a real internal rate of return above the weighted average cost of capital, considering the risks involved

•                  Market share in transmission business increases to 12.6% from 5.4%

Belo Horizonte, Brazil, April 23, 2009, Cemig (SAO: CMIG3 and CMIG4; NYSE: CIG and CIG*C; Latibex: XCMIG) announced today an agreement with TERNA – Rete Elettrica Nazionale S.p.A. (“Terna S.p.A.”) to acquire 65.86% of Terna Participações S.A. (“Terna Part.”). The closing shall occur on or about September 30, 2009, depending on the timing of regulatory and other approvals.

TERNA is a holding company engaged in electricity transmission in 11 states of Brazil through the following entities controlled by it or in which it has an equity interest: TSN – Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO – Empresa de Transmissão de Energia do Oeste S.A.; ETAU – Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S.A.; and Terna Serviços Ltda., which jointly have over 3,750 km of transmission lines within the Basic Grid.

The transaction is in line with Cemig’s strategy of increasing its market share in all the Brazilian electricity sector market segments. Cemig consistently seeks returns compatible with each line of business. Following the closing of this transaction:

—           Cemig will expand its transmission grid to 9,508km from 5,755km currently, or 65%;

—           Cemig will increase its market share in the Brazilian transmission market by 135%, from 5.4% to 12.6%, as measured by the annual permitted revenues for the 2008/2009 tariff cycle;

—           The transmission business will represent approximately 17.6% of Cemig’s consolidated EBITDA, up from 6.6% currently based on 2008 numbers.

The acquisition exceeds Cemig’s criteria for profitability and value creation with an EV/ 2008EBITDA of 8.7 x and EV/ 2009EBITDA of around 8.1 x based on market consensus estimates. The price is also in line with previous transactions in the Brazilian transmission market. The real annual rate of return is 10.6% for the base case and above 12% considering potential value synergies.

Av. Barbacena 1200, Santo Agostinho, 30190-131 Belo Horizonte, MG, Brazil.     Tel.: +55-31 3506-2578. Fax: +55-31 3506-5026.

The acquisition of Terna S.p.A shares in Terna Part. will amount to R$2,330.5MM, or R$40.29 per unit (equivalent to R$13.43 per share), which will be deducted from any dividends paid until the closing date.

Cemig, on a date to be announced, will make a public offering to acquire the shares of Terna Part.’s minority shareholders for 100% of the price paid to Terna S.p.A. in accordance with Law 6404/76, CVM Instruction 361/2002, the Regulation of Level 2 of Corporate Governance in Bovespa and Terna Part.’s By-Laws, with an estimated additional disbursement of R$1,207.8MM, before any of the above mentioned adjustments.

CEMIG’s Chairman, Mr. Sérgio Barroso stated, “The acquisition of Terna represents an excellent investment opportunity for Cemig and its shareholders, and consolidates our presence in the Brazilian electricity transmission market.”

17.                                 Acquisition of Terna Participações S.A., Companhia Energética de Minas Gerais – CEMIG, April 24, 2009

Acquisition of Terna Participações S.A. April 24, 2009

Some statements in this presentation constitute “forward-looking statements” as defined by the American Securities Law, and are subject to risks and uncertainties. “Forward-looking statements” are projections that may differ from final numbers and are not under our control. For a discussion of the risks and uncertainties as they relate to us, please see our 2007 Form 20F, in particular item 3, which contains “Basic Information – Risk Factors.” All amounts are in Brazilian GAAP (In millions of reais unless otherwise indicated) This financial information complies with CVM Instruction No. 469 of 2008, according to Law 11.638 of 2007, and with Provisional Measure No. 44908. For more details see Explanatory Note No. 2 of our Standardized Financial Statements. Disclaimer

Transaction Summary • Acquisition of 65.86% of Terna Participações S.A. (“Terna Part.”) from Terna S.p.A. for R$2,330.5MM (R$40.29 per unit(1)) – Price will be adjusted for any dividends distributed until the closing date – Closing on Sep. 30, 2009 or later, depending on the timing of regulatory and other approvals. • Mandatory tender offer for the minority shareholders at the same price paid to Terna S.p.A., as required by the Level 2 of Corporate Governance in Bovespa and the Terna Part. By-Laws Notes 1. Equivalent to approximately R$13.43 per share

Line Start-up Date Concession Term TSN abr-03 dez-30 GTESA jul-03 jan-32 PATESA mar-04 dez-32 Munirah nov-05 fev-34 Novatrans abr-04 dez-30 ETAU mai-05 dez-32 ETEO out-01 mai-30 Brasnorte under construction mar-38 Terna Part. Overview Total: 3,753km BRASNORTE 424km / 230kV Under construction 35% ownership NVT 1,278km / 500kV RAP:R$312.6MM GTESA 51km / 230kV RAP:R$5.3MM PATESA 135km / 230kV RAP:R$12.5MM MUNIRAH 106km / 500kV RAP:R$21.3MM TSN 1,069km / 500/230kV RAP:R$284.3MM ETEO 502km / 440kV RAP:R$105.8MM ETAU 188km / 230kV RAP:R$27.8MM 53% ownership Novatrans Brasnorte ETEO TSN ETAU 100% 35% 100% 53% 100% GTESA PATESA MUNIRAH TSN 100% 100% 100% 100% Terna S.p.A. Free Float 65,88% 34,12% Corporate Structure Before the Transaction Overview of Concessions Geographic Footprint

Transaction Rationale • Expansion of CEMIG’s transmission portfolio: – Lower regulatory risk – Stable cash flow, with defensive profile • High quality assets: – Facilities planned and built according to world-class standards of quality and reliability – All assets started operations within the last six years and have long remaining concession terms • Favorable returns and lower risks as compared to greenfield transmission projects, given low returns observed in recent auctions: – IRR of 10.6% (in real terms) for the Base Case and above 12% (in real terms) considering potential synergies and goodwill amortization – Price paid equals to 8.1x 2009 EBITDA(1), in line with precedent transactions in the Brazilian market Notes 1. Based on an EBITDA of R$608MM, according to I/B/E/S Consensus as of April 20, 2009. Source: FactSet

Transaction Impacts to CEMIG Source ANEEL Notes 1. Pro-forma numbers assuming the acquisition of ETEO had been effective on Jan. 1st, 2008, calculated as the sum of financials results of all Terna Part.’s subsidiaries 2. Net Debt including acquisition disbursement of R$3,538 million, assuming minimum cash of R$1,000 million after the closing of the transaction and 100% participation in mandatory tag along offer. Distribution 45.9% Transmission 6.6% Others 3.2% Transmission 17.6% Distribution 40.5% Generation 39.2% Others 2.8% Generation 44.4% EBITDA by Segment (2008) Cemig Cemig + Terna (PF) Source Cemig e Terna Part. Market Share (Based on 2008/2009 RAP) Before the Transaction After the Transaction R$MM % R$MM % Eletrobras 4,902 47.0% Eletrobras 4,902 47.0% CTEEP 1,718 16.5% CTEEP 1,718 16.5% Terna 756 7.2% CEMIG+Terna 1,318 12.6% Plena 638 6.1% Plena 638 6.1% CEMIG 562 5.4% Abengoa 432 4.1% Abengoa 432 4.1% Alusa 356 3.4% Alusa 356 3.4% CYMI 112 1.1% Impacts to CEMIG Financials Position as of Dec. 31, 2008 - In R$ Million Terna CEMIG + CEMIG Part. Terna Consol. PF (1) Part. Operational Transmission Lines (km) 5,755 3,753 9,508 Income Statement Net Revenues 10,890 662 11,552 EBITDA 4,099 564 4,663 Net Income 1,887 188 n.a. Balance Sheet Gross Debt (2) 7,344 1,670 10,967 Net Debt (2) 5,060 1,369 9,967 Shareholders’ Equity 9,352 1,476 9,352 Leverage Ratios Net Debt/EBITDA 1.2x 2.4x 2.1x Net Debt/Capitalization 35.1% 48.1% 51.6%

Investor Relations Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 E-mail: ri@cemig.com.br Website: http://ri.cemig.com.br

18.                                Summary of the Minutes of the 449th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 29, 2008

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Summary of minutes of the 449th meeting of the Board of Directors

Date, time and place:	December 29, 2008 at 3 p.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Paulo Sérgio Machado Ribeiro
Secretary: Ary Ferreira Filho.

Summary of proceedings:

I                    The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                The Board approved:

a)              The proposal by the Board member Alexandre Heringer Lisboa that the Board member Paulo Sérgio Machado Ribeiro should chair this meeting, in view of the absence, with grounds, of the Vice-chairman, Djalma Bastos de Morais, who also holds the Chairmanship.

b)             Concession of a corporate guarantee in the proportion of Cemig’s holding in the capital of Transchile Charrúa Transmisión S.A., that is to say 49%, for the contracting by Transchile of a bridge loan with Banco Santander.

c)              Increase in the registered capital of Transchile Charrúa Transmisión S.A., in the amount of US$5,500,000, of which US$2,695,000 is the responsibility of Cemig.

d)             Vote by the representative of Cemig, at the Extraordinary General Meeting of Stockholders (Junta de Accionistas) of Transchile Charrúa Transmisión S.A. which decides on the increase of capital, in favor of the price for placement of the shares to be issued at the time of the capital increase, alterations to the Bylaws to reflect the above changes, the statement on the rights and subscription option of the new shares, and the grant of powers to the Board (Directorio) to issue and place the new shares. After the increase, the registered capital of that Company will change from US$27,840,000 to US$33,340,000.

e)              The minutes of this meeting.

III            The following spoke on general matters and business of interest to the Company:

The Chairman

Board members:	Britaldo Pedrosa Soares,	José Castelo Branco da Cruz,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Roberto Pinto Ferreira Mameri Abdenur,	Wilton de Medeiros Daher.

Chief Officer:	Luiz Fernando Rolla

The following were present:

Board members:	Paulo Sérgio Machado Ribeiro,	Roberto Pinto Ferreira Mameri Abdenur,
	Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
	Britaldo Pedrosa Soares,	Eduardo Lery Vieira,
	Evandro Veiga Negrão de Lima,	Fernando Henrique Schüffner Neto,
	Francelino Pereira dos Santos,	José Castelo Branco da Cruz,
	João Camilo Penna,	Lauro Sérgio Vasconcelos David,
Marco Antonio Rodrigues da Cunha.

Chief Officer:	Luiz Fernando Rolla.

Secretary:	Ary Ferreira Filho.

Ary Ferreira Filho

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +  55 31 3506-5025

19.                                 Summary of Decisions of the 458th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, April 17–23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 458TH MEETING OF THE BOARD OF DIRECTORS

At its 458th meeting, begun on April 17 and concluded on April 23, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following:

1.               Authorization of signature, as consenting party, of an amendment to a financing contract with Companhia Transudeste de Transmissão.

2.               Authorization for sharing of the Online Procurement Portal (PEC) with the wholly-owned subsidiaries of Cemig.

3.               Authorization, subject to ad referendum vote by the Extraordinary General Meeting of Stockholders to be called, for Cemig GT to sign the Share Purchase Agreement with Terna S.p.A., with Cemig as consenting party and guarantor of all of Cemig GT’s obligations, for the acquisition of 173,527,113 common shares in Terna Participações S.A.

4.               Authorization for Cemig GT to make a public offering to acquire the free float (shares in circulation) of Terna Participações S.A., so as to guarantee to the other stockholders of Terna Participações S.A. the same treatment as that given to Terna S.p.A., in accordance with the Bylaws of Terna Participações S.A., Law 6404/76, CVM Instruction 361/2002 and the Level 2 Differentiated Corporate Governance Regulations of BM&F Bovespa S.A.

5.               Convocation of an Extraordinary General Meeting of Stockholders to be held on May 13, 2009, at 11 a.m., in the terms and for the purposes of Article 256 of Law 6404/76, specifically for the following:

•                  To approve the appointment of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda. for preparation of a Valuation Opinion on the assets of Terna Participações S.A.

•                  To approve the Opinion on the economic-financial Valuation of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda. in April 2009, for base-date 31/12/2008, in accordance with Article 8º, §1 and §6º, of Law 6404/76.

•                  To ratify signing by Cemig GT of the Share Purchase Agreement with Terna S.p.A., with Cemig as consenting party and guarantor of all of Cemig GT’s obligations, for the acquisition of 173,527,113 common shares in Terna Participações S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +	55 31 3506-5025

•                  To orient the vote of the Company’s representative in the General Meeting of Stockholders of Cemig GT specifically called for the purpose, in the terms and for the purposes of Article 256 of Law 6404/76.

•                  To authorize Cemig to invest in acquisition of assets up to the level at which the indicator [(Capital expenditure + Acquisitions) / Ebitda] reaches 125%, higher than the upper limit specified in the bylaws.

6.               Authorization for Cemig GT, upon a further decision by this Board of Directors, to constitute a partnership, with an appropriately qualified partner.

7.               Decision that a complementary legal, accounting and technical audit be completed on Terna Participações S.A. and its affiliated companies.

8.               Authorization that the representatives of the Company in the meeting of the Board of Directors of Cemig GT should vote in favor of the same decisions described above.

20.           Summary of Principal Decisions of the 90th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., April 17, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 90th meeting, begun on April 17, 2009 and completed on April 23, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.	Authorization for contracting of services with the Minas Gerais Water Management Institute (IGAM).

2.

Authorization of the signature of a technical and operational cooperation undertaking with the Minas Gerais State Environment and Sustainable Development Department (Semad) and the Minas Gerais State Environment Foundation (FEAM).

3.	Authorization of the signature of a working agreement between Cemig D, Cemig GT and the Minas Gerais State Forests Institute (IEF).

4.	Authorization for the Company’s wholly-owned subsidiaries to share the Online Procurement Portal (PEC).

5.	Authorization of the signature of an amendment to a commitment undertaking with ADP – Energias do Brasil S.A., Construtora Andrade Gutierrez S.A. and Concremat Engenharia e Tecnologia S.A.

6.

Authorization, subject to an ad referendum vote by an Extraordinary General Meeting of Stockholders, to be called, for signature of a Share Purchase Agreement with Terna S.p.A., with Cemig as consenting party and guarantor of all of Cemig GT’s obligations, for the acquisition of 173,527,113 common shares in Terna Participações S.A.

7.

Authorization to make a public offer to acquire the free float (shares in circulation) of Terna Participações S.A., so as to guarantee to the other stockholders of Terna Participações S.A. the same treatment as that given to Terna S.p.A., in accordance with the Bylaws of Terna Participações S.A., Law 6404/76, CVM Instruction 361/2002 and the Level 2 Differentiated Corporate Governance Regulations of BM&F Bovespa S.A.

8.	Convocation of an Extraordinary General Meeting of Stockholders to be held on May 13, 2009, at 4 p.m., in the terms and for the purposes of Article 256 of Law 6404/76, specifically for the following:

•

To approve the appointment of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda. for preparation of a Valuation Opinion on the assets of Terna Participações S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

•

To approve the Opinion on the economic-financial Valuation of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda. in April 2009, for base-date 31/12/2008, in accordance with Article 8º, §1 and §6º, of Law 6404/76.

•

To ratify the signature by Cemig GT of the Share Purchase Agreement with Terna S.p.A., with Cemig as consenting party and guarantor of all of Cemig GT’s obligations, for the acquisition of 173,527,113 common shares in Terna Participações S.A.

9.	Authorization for Cemig GT, upon a further decision by this Board of Directors, to constitute a partnership, with an appropriately qualified partner.

10.	Decision that a complementary legal, accounting and technical audit be completed on Terna Participações S.A. and its affiliated companies.